MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX PARTNER CADENCE PHARMACEUTICALS GETS FDA AGREEMENT

ON ENROLLMENT IN PHASE III CLINICAL TRIAL OF OMIGARD™

FOR PREVENTING CATHETER-RELATED INFECTIONS

Original Enrollment Target of 1,250 Patients Achieved Ahead of Schedule

Vancouver, BC, CANADA & San Diego, CA, USA – July 30, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports that the Company’s North American and European development and commercialization partner for OmigardTM, Cadence Pharmaceuticals, has reached agreement with the U.S. Food and Drug Administration (FDA) to increase the number of patients to be enrolled in the ongoing Phase III clinical trial from 1,250 to 1,850.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “This confirmatory Phase III study is very important since it can form the basis for a New Drug Application for market approval and, therefore, the start of revenues for us if successful.  With enrollment ahead of schedule – and with Omigard’s Fast Track designation – we are looking forward to Cadence completing the trial as quickly as possible and advancing it rapidly through the regulatory process.”

The following is the text of Cadence’s July 30, 2007 announcement:

Cadence Pharmaceuticals, Inc. (NASDAQ: CADX), announced today that the U.S. Food and Drug Administration (FDA) has agreed with the company’s plan to increase the number of patients to be enrolled in the ongoing Phase III clinical trial of its experimental product candidate, Omigard™ (omiganan pentahydrochloride 1% aqueous gel) from 1,250 to 1,850.

Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial, which is known as the Central Line Infection Reduction Study, or CLIRS trial, two months ahead of schedule.

“We are pleased with the strong rate of enrollment in the CLIRS trial, which has allowed us to achieve our original goal two months early. Based upon the current enrollment rate, and the fact that we have continued to add new clinical trial sites, we anticipate that we will complete enrollment of our new goal, 1,850 patients, in the second quarter of 2008. If the results of this trial are positive, we expect to submit a new drug application, or NDA, for Omigard in the first half of 2009,” said Ted Schroeder, Cadence Pharmaceuticals’ President and Chief Executive Officer.

“Achieving our initial enrollment objective early supports our belief that there is a significant, unmet medical need for Omigard,” said Jim Breitmeyer, the company’s Executive Vice President and Chief Medical Officer. “We greatly appreciate the dedication and commitment of the clinicians and support staff at our clinical trial sites, and our internal project team, whose efforts have made this result possible.”

Cadence Pharmaceuticals expects that the expanded enrollment in the CLIRS trial and additional development expenditures associated with the Omigard™ program will increase the company’s total operating expenses for the full year 2007 from between $49 million and $53 million to between $57 million and $60 million, including an estimated $4 to $5 million in non-cash stock-based compensation expenses. Cadence also anticipates that cash, cash equivalents and investments held for sale at December 31, 2007 will be between $35 million and $38 million.

MIGENIX Inc. – NEWS RELEASE – July 30, 2007                                                           Page 2 of 3

In April 2007, Cadence announced its intention to propose to the FDA an increase in enrollment in the CLIRS trial in order to maintain the statistical power of the study in light of a re-analysis of data from the initial Phase III clinical trial of Omigard. The re-analysis, which used a slightly different, stricter definition for local catheter site infections (LCSIs), indicated a statistically significant reduction of LCSIs of  42% in the Omigard treatment arm as compared to the povidone-iodine treatment arm (the previous analysis indicated an approximately 49% reduction), and indicated that the LCSI rate in the control group was lower than previously believed.

Cadence Conference Call and Webcast Details

Cadence’s management will host a conference call on July 30, 2007, at 9:00 a.m. Eastern Time to discuss today’s announcement.  Interested investors and others may participate in the conference call by dialing (877) 502-9274, or (913) 981-5584.  A replay of the teleconference will be available approximately two hours after the call at the same telephone numbers.  To access the webcast, please log on to the company’s website at www.cadencepharm.com at least 15 minutes prior to the call to ensure adequate time for any software downloads that may be required.  The webcast will remain available on the company’s website for fifteen days.

About the Omigard Clinical Development Program

Cadence’s ongoing Phase III trial of Omigard for the prevention of LCSIs is a multi-center, randomized, evaluation committee-blinded study in patients whose medical condition requires a central venous catheter. The primary efficacy endpoint of the clinical trial is to evaluate whether Omigard is superior to 10% povidone-iodine in the prevention of LCSI in patients requiring central venous catheterization. The CLIRS trial, which is designed to recruit 1,850 patients randomized to receive either Omigard or 10% povidone-iodine, began enrollment in August 2005 and is currently being conducted at centers in the United States and Europe. The trial is designed to have 80% power to detect significance at the 0.05 level. The Omigard development program holds fast track status from the FDA.

In July 2003, Cadence Pharmaceuticals’ licensor for Omigard, MIGENIX, Inc. (then known as Micrologix, Inc.) and Astellas Pharma, Inc. (then known as Fujisawa Healthcare, Inc.), MIGENIX’ former collaborator, completed a multi-center, randomized, evaluation committee-blinded Phase III trial that compared Omigard to 10% povidone-iodine in patients receiving CVCs, peripherally inserted central catheters, and/or arterial lines. The study was conducted in 1,407 patients in 27 centers in the United States. The primary efficacy endpoint was to evaluate the superiority of Omigard compared to 10% povidone-iodine for the prevention of catheter related bloodstream infections (CRBSIs). Secondary efficacy endpoints included evaluating the superiority of Omigard for the prevention of LCSI and catheter colonization. The initial Phase III clinical trial demonstrated statistically significant results for the two secondary endpoints of this trial but did not show statistical significance for the primary endpoint, the prevention of CRBSIs.

In April 2007, the company announced its intention to propose to the FDA an increase in enrollment in the CLIRS trial in order to maintain the statistical power of the study in light of a re-analysis of data from the initial Phase III clinical trial of Omigard. The re-analysis of data from the initial Phase III clinical trial of Omigard, which used a slightly different, stricter definition for LCSIs, showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with Omigard.  This represents a 41.9% decrease in LCSIs, statistically significant at p = 0.032. Because the target sample size for the CLIRS trial was based, in part, upon the LCSI rate and treatment effect from the initial study, the company decided that it would be prudent to add patients in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Because the CLIRS trial is being conducted under a Special Protocol Assessment (SPA) with the FDA, Cadence was required to obtain the FDA’s concurrence with the proposal to increase enrollment in this trial.

[End of Cadence’s announcement]

MIGENIX Inc. – NEWS RELEASE – July 30, 2007                                                           Page 3 of 3

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLRIS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA), for Omigard in the first half of 2009.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.